Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company”)
Q1 RESULTS INVESTOR CONFERENCE CALL — THURSDAY 6 MAY 2010
Randgold Resources CEO Mark Bristow will be hosting a conference call to coincide with the release of the first quarter results to end March 2010.
Date: Thursday 6 May 2010
Time: 08:00 Pacific * 11:00 Eastern * 16:00 UK * 17:00 Central Europe/SA
* The PowerPoint presentation will be available on the website from 11:30 UK.
DIAL-IN
NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
USA — Toll +1 412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1 866-605-3852
UK — Toll-free 0800 917 7042
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
South Africa — Toll +27 11 535 3600, Toll-free 0800 200 648
Australia — Toll-free 1-800 350 100
International — Toll-free +800 246 78 700
PLAYBACK — (replay available 2 hours after the call, for 48 hours) Access Code 2649#
USA and Canada — Toll +1 412 317 0088
UK — Toll-free 0808 234 6771
Europe — Toll +41 91 612 4330
South Africa and other — Toll +27 11 305 2030
Australia — Toll-free 1 800 091 250
REPLY
Please indicate whether you would like to participate in the conference call by replying to: randgoldresources@dpapr.com.
For any queries contact Kathy du Plessis on +44 20 7557 7738.
TRANSCRIPT
Please advise us by e-mail, with your details, if you would like to be sent a copy of the transcript of the conference call.
RELEASE
The Q1 results will be released electronically on Thursday 6 May 2009 at 07:00 UK when the full results will also be published on the website.
AUDIO WEBCAST OF UK PRESENTATION TO ANALYSTS
A live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00 UK and will remain on the site for later viewing.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
Kind regards
Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel +44 20 7557 7738
www.randgoldresources.com